Exhibit 99.1

SunCar Technology Group Announces Share Repurchase Program

NEW YORK, November 6, 2026 – SunCar Technology Group Inc. (“SunCar” or the “Company”) (NASDAQ: SDA), a Cayman Islands exempted company, today announced that its board of directors has authorized a share repurchase program to buy back up to $10 million of its outstanding Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”). This program reflects the Company's confidence in its long-term growth prospects. The share repurchase program is expected for the next three months. The Company intends to fund the repurchases through a combination of cash on hand and cash generated from operations.

The Company may repurchase shares of its Class A Ordinary Shares from time to time on the open market or in privately negotiated transactions, or otherwise in accordance with applicable federal securities laws, including Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934. The timing and actual number of shares repurchased will depend on a variety of factors including regulatory restrictions on price, manner, timing, volume, corporate, and other regulatory requirements and other market conditions in an effort to minimize the impact of the purchases on the market for the Class A Ordinary Shares.

About SunCar Technology Group

Founded in 2007, SunCar is transforming the customer journey for auto insurance and services in China, the world's largest passenger vehicle market. SunCar develops and operates cloud-based platforms that seamlessly connect drivers with a wide range of auto services and insurance coverage options through a nationwide network of sales partners. As a result, SunCar has established itself as the leader in China in the auto eInsurance market for electric vehicles and the B2B auto services market. The Company's intelligent cloud platform empowers its enterprise customers to access, manage, and optimize their auto eInsurance and auto service offerings. Through SunCar, drivers gain access to a wide variety of high-quality services from tens of thousands of independent providers, all from a single application. For more information, please visit: https://ir.suncartech.com.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans, and prospects that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Forward-looking statements in this release include statements regarding the planned launch of AI-powered services, expected improvements in customer experience, potential cost reductions, and the development of SaaS solutions. These statements involve risks, including technology development challenges, market acceptance, regulatory approval requirements, and the ability to scale AI implementations. For a detailed discussion of these risks, please refer to the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to update or revise these statements, except as required by law.

Contact Information:

Investor Relations: Mr. Breaux Walker

Email: IR@suncartech.com

Legal: Ms. Li Chen

Email: chenli@suncartech.com

SOURCE: SunCar Technology Group Inc.